November 7, 2005

Mail Stop 7010


By U.S. Mail and facsimile to (405) 270-3649

Gregory F. Pilcher, Esq.
Senior Vice President, General Counsel and Secretary
Tronox Incorporated
Kerr-McGee Corporation
123 Robert S. Kerr Avenue
Oklahoma City, Oklahoma 73102

Re: 	Tronox Incorporated
	Amendment No. 3 to Registration Statement on Form S-1
Filed October 24, 2005
	File No. 333-125574

Dear Mr. Pilcher:

      We have reviewed your filing and have the following comments.
We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.


General

1. Please note that we are awaiting your responses to comments 1, 4, and 13 of our comment letter dated July 1, 2005. Please allow a reasonable time for our review.

Dividend Policy, page 9

2. In your letter to us dated July 29, 2005 you agreed to remove the reference to an intended dividend amount, and the reference was removed from your amendment filed on that date. However, in your amendment filed October 24, 2005 references to an intended dividend amount were added back. Further, the change to page nine was not marked on the redline version of the amendment filed on EDGAR.


      In the future, please indicate in your letter to us the revision of any disclosure previously agreed to with us. Please also ensure that if you file a redline version on EDGAR it is complete with respect to changes from the prior amendment.

      Please revise pages nine and 31 to remove disclosure of your intended dividend amount or demonstrate your ability to pay the regular quarterly dividend.

Summary Financial Data, page 11

3. Please clarify whether you have negotiated the credit agreement referred to in your response to comment 20 in our letter dated July
1, 2005. If so, please file the agreement as an exhibit. Also, please confirm that adjusted EBITDA is computed in the exact manner as provided in the covenants to your debt agreement. Please also tell us how your discussion addresses each of the requested disclosures in the response to Question 10 from the June 13, 2003 Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures. Please make any necessary revisions.

The costs of compliance with the extensive environmental, health and safety laws and regulations. . . , page 16

4. Please break out the risk disclosed in the third paragraph into a separate risk factor and provide more detail so that investors may better assess the risk. For example, are you aware of any changes in laws or regulations or interpretations?

Capitalization, page 32

5. We have reviewed your response to comment four. We may have further comment once discussion of the adjustments is added.

Financial Condition, page 53

6. Please revise your discussion of liquidity to include the impact and classification of the subsequent cash inflows associated with the repurchased receivables.

Covenant Compliance, page 55

7. Please revise your disclosure to show the derivation of the actual debt covenants amounts. In addition, please present the actual amounts alongside the required amounts.



Unsecured Notes, page 114

8. Please revise to disclose conversion features, if any.

Condensed Combined Financial Statements
Note 5 - Accounts Receivable Sales, page F-59

9. We have reviewed your response to comment nine. Please revise the last sentence of the first full paragraph on page F-60 to clearly state that this is the second time that cash inflows related to the same receivables are being included in operating cash flows. In addition, it would appear that the requirements of paragraph 22(a) of
SFAS 95 were met the first time you recorded the cash inflows from the original sale of these receivables. Please tell us your basis in
GAAP for treating the repurchase of previously sold accounts receivable and your subsequent cash inflows from these repurchased receivables as operating activities as opposed to financing activities. See paragraphs 15, 16(a), and 17(a) of SFAS 95.

10. In the updated disclosure as of September 30, 2005, please either disclose that all of the repurchased accounts receivable have been collected or disclose the amount that has been collected.


      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of
1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

      Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

* should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

* the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

* the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

      We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

      You may contact Scott Watkinson, Staff Accountant, at (202) 551-3741 or Rufus Decker, Accounting Branch Chief, at (202) 551-3769
if you have questions regarding comments on the financial statements and related matters. Please contact Matt Franker, Staff Attorney, at
(202) 551-3749 or Lesli Sheppard, Senior Staff Attorney, at (202) 551-3708 with any other questions. Alternatively, you may contact me at (202) 551-3760.


Sincerely,



Pamela A. Long
Assistant Director



cc:	David B.H. Martin, Esq. (via facsimile 212/ 645-8552)
      Covington & Burling
      1201 Pennsylvania Avenue, N.W.
      Washington, DC 20004-2401
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Gregory F. Pilcher, Esq.
Tronox, Inc.
November 7, 2005
Page 1



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

           DIVISION OF
CORPORATION FINANCE